February 5, 2009

 NR 09-4

Mirador Proves to be a Major Thermal Center. Mapping Continues to the Southeast Area of the District to Define Additional Thermal Centers .

Animas Resources (TSX.V: ANI) is pleased to report that assay results are available from three holes (ARMR-001 through ARMR-003) drilled at Mirador, totaling 1,028.6 meters, and one hole (ARDO-001) drilled at Dora, totaling 254.3 meters.  The locations for these holes are shown on the plan map below and intervals of greater than 0.1 grams per tonne gold over at least two meters are summarized in the following table.

Mirador holes ARMR-001 and 002 were drilled to test for gold mineralization within favorable lithologies below zones of surface alteration and mineralization, and down-dip from the Mirador mineralized zone.  Hole ARMR-003 was a deep test to explore for gold mineralization within hornfels with an associated Induced Polarization anomaly.  The interpretation of these features is that iron sulfide mineralization may be associated with an intrusive; a good exploration target for gold mineralization.  All three holes encountered anomalous gold in hornfelsed siltstone with less altered limestone beds (see ARMR-001/003 cross section).  The hornfels contains abundant quartz and calcite veining.  In addition to the several gold mineralized intervals, ARMR-003 contains strongly anomalous arsenic to 441.85 meters down the hole with localized intervals of anomalous antimony, mercury, and zinc.  These trace elements with anomalous gold suggest that ARMR-003 may have encountered the margins of the larger gold system.  “Significant trace element intercepts coincident with a major hornfels event and cross cutting veining with numerous gold occurrences over hundreds of meters is an exciting verification of a significantly larger gold target than was understood in the past. Mirador deserves more study and clearly additional drilling.  The scale of the system is impressive and vectoring geochemistry studies underway by Dr. Jeff Jaacks will assist in documenting the sequence of mineralization and the scale of the step out drilling necessary to test this exciting target.  It is increasingly apparent that small deposits mined in the 1990’s are likely more distal deposits possibly caused by a sequence of large hydrothermal events.  Focus on these zones at Amelia, Mirador and Greta is clearly a priority.” commented Gregory E. McKelvey, President of Animas Resources.

SUMMARY OF IMPORTANT GOLD INTERCEPTS IN MIRADOR AND DORA HOLES

Drill Hole	Bearing	Inclination	Hole Depth	From	To	Thickness	Average Grade
ARMR-001	N40E	-60	262.50 m	69.10 m	71.20 m	2.10 m	0.236 gpt Au
				93.85 m	96.85 m	3.0 0 m	0.279 gpt Au
				171.45 m	174.20 m	2.75 m	0.432 gpt Au
				230.40 m	233.20 m	2.85 m	0.228 gpt Au
				244.90 m	248.55 m	3.65 m	0.179 gpt Au

ARMR-002	N45E	-70	280.55 m	33.80 m	50.20 m	16.4 m	0.183 gpt Au
				75.65 m	79.00 m	3.35 m	0.144 gpt Au
				105.00 m	107.50 m	2.50 m	0.194 gpt Au
				116.45 m	128.05 m	11.6 m	0.289 gpt Au
				165.55 m	168.00 m	2.45 m	0.534 gpt Au
				246.60 m	254.10 m	7.50 m	0.203 gpt Au

ARMR-003	N40E	-75	486.00 m	33.70 m	39.40 m	5.70 m	0.165 gpt Au
				184.95 m	186.45 m	1.50 m	2.480 gpt Au
				234.40 m	238.75 m	4.35m	0.240 gpt Au
				342.35 m	344.45 m	2.10 m	1.127 gpt Au
				397.90 m	400.40 m	2.50 m	0.233 gpt Au
				416.90 m	431.70 m	14.80 m	0.150 gpt Au
				467.75 m	470.65 m	2.90 m	0.148 gpt Au

ARDO-001		-90	254.30 m	No	Significant	Intervals

543000
544000
545000
546000
547000
Katman
Manueles Sur
Camello
Ignacio
Becerros Norte
Becerros Sur
Agua Blanca
Corral NW
Sta. Gertrudis Project
Gold in Rocks (ppb)
Database 1_10_2009_SG
Au_ppb
4 - 100
101 - 100
101 - 500
501 - 47230
Tajos_Riciente

ARMR-001
ARMR-002
Mirador Pit
Mirador Prospect
Cross-section Line Locations
N
Meters
0
75
150
300

Mirador Prospect
Looking N50W through ARMR-001/003
See plan map for line location
ARMR-003
ARMR-001
Post-hornfels fault
Calcareous Siltstone
(variably hornfelsed)
Hornfels
Upper Limestone
Middle Limestone
Siltstone-Limestone
Sanstone-Conglomerate
33.7-39.4m
5.7m@ 0.165gpt Au
69.1-71.2m
2.1m@ 0.236gpt Au
93.85-96.85m
3.0m@ 0.279gpt Au
171.45-174.2m
2.75m@ 0.432gpt Au
230.4-233.2m
2.85m@ 0.228gpt Au
244.9-248.55m
3.65m@ 0.179gpt Au
TD 262.05m
184.95-186.45m
1.5m@ 2.480gpt Au
234.4-238.75m
4.35m@ 0.240gpt Au
342.35-344.45m
2.1m@ 1.127gpt Au
397.9-431.7m
2.5m@ 0.233gpt Au
416.9-431.7m
14.8m@ 0.150gpt Au
467.75-470.65m
2.9m@ 0.148gpt Au
TD 486.0m
Inferred Intrusive
0 12.25 50 75 100
Meters

Mirador Prospect
Looking N50W through ARMR-002
see plan map for line location
ARMR-002
MRD-111
MRD-138
MRD-139
4.5m@ 1.60gpt
3.0m@ 0.45gpt
13.5m@ 0.24gpt
16.5m@ 2.80gpt
1.5m@ 0.51gpt
38.8-50.2m
16.4m@ 0.183gpt Au
19.5m@ 2.50gpt
1.5m@ 0.99gpt
75.65-79.0m
3.35m@ 0.144gpt Au
105.0-107.5m
2.5m@ 0.194gpt Au
116.45-128.05m
11.6m@ 0.289gpt Au
165.55-168.0m
2.45m@ 0.534gpt Au
246.6-254.1m
7.5m@ 0.203gpt Au
TD 280.55m
Calcareous Siltstone
Upper Limestone
Calcareous Siltstone
Hornfels
Middle Limestone
Calcareous Siltstone
Lower Limestone
Hornfels
Transitional Limestone-Siltstone
Sandstone-Conglomerate
Inferred Intrusive
0 12.5 25 50 75 100
Meters
1550
1500
1450
1400
1350
1300
1250
1200

The Dora hole (ARDO-001) was drilled to off-set mineralization in DO-163 and along a northwest projection of mineralization in the Dora pit below gravel cover.  While the hole encountered strongly fractured and brecciated interbedded calcareous siltstone and sandstone, there were no significant gold occurrences.  Pathfinder trace elements were also subdued suggesting that additional gold mineralization in the area is not likely.

Area of historic mining
1440
1400
1360
1320
1280
1240
1200
1160
1120
ARDO-001
DO-163
DO-180
DO-120
DO-118
DO-117
DO-184
DO-119
DO-103
DO-205 (no data)
DO-102
No Significant Au values
37m@ 0.46gpt Au
TD 110m
TD 110m
TD 90m
TD 90m
TD 131.0m
TD 160m
TD 170m
TD 160m
TD 200m
TD 254.3m
Calcareous siltstone black pyritic shale
Variably calcareous siltstone
Major Fault zone
Diorite
Hornfels
Dora Prospect
Looking N20E through ARDO-001
see plan map for line location
0
12.5
25
50
75
100
Meters

Mine Camp-Office
ARDO-001
Dora Prospect
Cross-section Line Locations
N
Meters
0
100
200
400

Geologic mapping and surface rock sampling continues to the southeast from the main district. Surface alteration mapping is proving to be a valuable tool in the identification of major thermal centers especially when coupled with IP geophysics and surface geochemistry.  These thermal centers likely reflect area of igneous intrusives that may contain associated gold mineralization.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at Skyline Assayers & Laboratories in Tucson, Arizona and at Assayers Canada in Vancouver, British Columbia.  Prepared standards and duplicates were inserted at the project site to monitor the quality control of the assay data.  Analyses for gold was by one assay ton fire assay with an AA finish (Skyline’s FA-1 procedure), and an additional one assay ton gravimetric fire assay for samples containing more that 3 gpt Au in the original assay (Skyline’s FA-3 procedure).  Multi-element analyses were by Aqua Regia leach analyzed by ICP/OES for 34 elements (Skyline’s TE-2 procedure).  The quality assurance program is continually reviewed by Dr. Roger Steininger, an independent Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Drill intersections described in the news release are based on core lengths and may not reflect the true width of mineralization.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

____________________

Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

  This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected